Aberdeen Funds
5 Tower Bridge
300 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428

April 22, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Vincent DiStefano

              Re: Aberdeen Funds’ Registration Statements on Form N-14 (Aberdeen
                    Funds/Credit Suisse Funds Reorganization) (Registration Nos. 333-
                    158194, 333-158487 and 333-158190)

Dear Mr. DiStefano:

     On behalf of Aberdeen Funds (the “Registrant”), below you will find the Registrant’s responses to your comments provided via telephone on April 17, 2009 to the above-captioned registration statements (the “Registration Statements”) filed by the Registrant on April 24, 2009 with the Securities and Exchange Commission (“SEC”). Each of your comments and the Registrant’s response to each comment is set forth below. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933.

     In connection with the Registrant’s responses to your comments, the Registrant acknowledges that:

   § The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statements;
   § SEC staff comments or changes to disclosure in response to SEC staff comments to the Registration Statements do not foreclose the SEC from taking any action with respect to the Registration Statements; and
   § The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States with respect to the Registration Statements.

U.S. Securities and Exchange Commission

A. N-14 for the Credit Suisse Global Fixed Income Fund/ Aberdeen Global Fixed Income Fund, Credit Suisse Global Small Cap Fund/Aberdeen Global Small Cap Fund, and Credit Suisse International Focus Fund/Aberdeen International Equity Fund

        1. Text: The paragraph immediately preceding the fee tables states: “The sales charge and redemption fee structure for the Credit Suisse Funds and the Aberdeen Funds have some differences and are compared in more detail below in the section titled “Shareholder Transactions and Services of the Credit Suisse Funds and the Aberdeen Funds.”

          Comment: Please provide brief and concise disclosure as to what those differences are earlier and more prominently in the proxy statement/prospectus.

          Response: The summary section already includes a summary comparing the Aberdeen Funds’ and Credit Suisse Funds’ sales charges and Rule 12b-1 arrangements in the section titled: “What are other differences between the Credit Suisse Funds and Aberdeen Funds?- Sales Load and Rule 12b-1 Arrangements for the Credit Suisse and Aberdeen Funds.” The Registrant will add a cross reference to this summary section in the paragraph immediately preceding the fee table. In addition, the Registrant will add to that section in the summary information regarding the redemption fee structure.

      2.Text: Derivatives Risk in the Principal Risks Comparison of the Credit Suisse International Focus Fund/Aberdeen International Equity Fund on page 38.

        Comment: Please disclose what types of derivatives transactions the Credit Suisse Fund and Aberdeen International Equity Fund may engage in.

        Response: The Registrant has added to the principal risk disclosure a reference to the specific types of derivatives that both the Credit Suisse Fund and Aberdeen Fund use as principal investment strategies.

B. N-14 for the Credit Suisse Asia Bond Portfolio/ Aberdeen Asia Bond Institutional Fund

     1. Text: Fee Table; Net annual fund operating expenses.

        Comment: Please confirm net annual fund operating expenses for the Aberdeen Asia Bond Institutional Fund. Throughout the proxy statement/prospectus a statement is made that “AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed

U.S. Securities and Exchange Commission Page 3

the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization.” Currently the net annual operating expense of the Aberdeen Asia Bond Institutional Fund is listed in the fee table as 0.65% while the Credit Suisse Asia Bond Portfolio is listed as 0.61%. To be consistent with the disclosure above, the net annual operating expense for the Aberdeen Asia Bond Institutional Fund should be revised to be 0.61% or lower.

      Response: The disclosure stating “AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization” is accurate. The numbers in the fee table are also accurate. The annual fund operating expenses for the Credit Suisse Asia Bond Portfolio are as of October 31, 2008. The annual fund operating expenses and pro forma annual fund operating expenses of the Aberdeen Asia Bond Institutional Fund are estimates of what the expenses are expected to be once the Aberdeen Asia Bond Institutional Fund commences operation (which is currently expected to be July 2009). Since October 31, 2008, there has been a drop in assets of the Credit Suisse Asia Bond Portfolio and expenses are currently running higher than 0.61%. The Registrant believes that the estimated expenses for the Aberdeen Asia Bond Institutional Fund are more accurate and closer to what Credit Suisse Asia Bond Portfolio’s shareholders are currently experiencing and what former Credit Suisse Asia Bond Portfolio’s shareholders will experience once they are reorganized into the Aberdeen Asia Bond Institutional Fund. A footnote has been added to the fee table to explain the difference in expenses between the Aberdeen Asia Bond Institutional Fund and the Credit Suisse Asia Bond Portfolio that result from the Credit Asia Bond Portfolio’s number being backward looking and the Aberdeen Asia Bond Institutional Funds’ number being forward looking. The footnote states:

               The “Net annual fund operating expenses” for the Asia Bond Portfolio are based on the actual net expenses of the Asia Bond Portfolio as of October 31, 2008. AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization. Since October 31, 2008, the assets of the Asia Bond Portfolio have declined. The “Net annual fund operating expenses” of the Aberdeen Fund are estimated expenses based on the lower asset level of the Asia Bond Portfolio and incorporate the current voluntary fee waiver for the Asia Bond Portfolio for the October 31, 2009 fiscal year

U.S. Securities and Exchange Commission Page 4

end. Given the lower asset level of Asia Bond Portfolio and the voluntary waiver for the Asia Bond Portfolio for the October 31, 2009 fiscal year end, it is estimated that the “Net annual fund operating expenses” of the Asia Bond Portfolio in effect at the time of the Reorganization will be 0.65%. If the “Net annual fund operating expenses” of the Asia Bond Portfolio in effect at the time of the Reorganization are lower than 0.65%, AAMI will limit the net expense ratio of the Aberdeen Fund to that lower level.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Amy G. Smith at (215) 564-8104, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Lucia Sitar Lucia Sitar, Esq. Assistant Secretary Aberdeen Funds

cc:	Barbara A. Nugent Kenneth L. Greenberg Amy G. Smith